SEVERANCE AGREEMENT

This SEVERANCE AGREEMENT (the "**Agreement**") is entered into to be effective as of the 15th day of July, 2020 (the "**Effective Date**") by and between **Sharing Services Global Corporation,** a Nevada corporation (the "**Company**") and **Frank Alan Walters** (the "**Employee**"). For purposes of this Agreement, the Company and Employee are sometimes referred to herein collectively as the "**Parties**" and individually as a "**Party**".

RECITALS:

WHEREAS, the Parties have mutually agreed to terminate that certain "Amended And Restated Executive Employment Agreement Dated To Be Effective As Of May 16, 2019", ("**EEA**") (without cause) and provide for an orderly transition in connection with Employee's departure from the Company, as set out below.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing Recitals, the payment of the sum described herein, the mutual covenants, promises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which each Party hereby acknowledges and confirms, the Parties hereby agree as follows:

1. TERMINATION OF EMPLOYMENT.

1.1 Company and Employee agree Employee's employment with Company shall terminate effective September 30, 2020 ("**Termination Date**").

1.2 Employee shall be paid for all time worked through the Termination Date, as provided in the EEA. After the Termination Date, Employee shall no longer be eligible for any Company program, benefit or severance, except as specified herein.

2. SEVERANCE PAYMENT.

2.1 As consideration for Employee entering into this Agreement and agreeing to abide by the terms and conditions hereof, the Company shall pay to Employee severance compensation in the aggregate amount of $500,000.00 (the "**Severance Payment**").

2.2 The Severance Payment amount shall be paid as follows:

Payment Date	Payment Amount
October 9, 2020	$25,000.00
October 23, 2020	$25,000.00
November 6, 2020	$25,000.00
November 20, 2020	$25,000.00
December 4, 2020	$25,000.00
December 18, 2020	$25,000.00
January 1, 2021	$25,000.00
January 15, 2021	$25,000.00
February 12, 2021	$25,000.00
February 26, 2021	$25,000.00
March 12, 2021	$25,000.00
March 26, 2021	$25,000.00
April 9, 2021	$25,000.00
April 23, 2021	$25,000.00
May 7, 2021	$25,000.00
May 21, 2021	$25,000.00
June 5, 2021	$25000.00
June 19, 2021	$25,000.00
July 3, 2021	$25,000.00
July 17, 2021	$25,000.00

2.3 The Severance Payment amount shall be processed as a W-2 transaction with appropriate withholdings.

2.4 On or before October 9, 2020, Employee shall also be paid a one-time lump sum payment of $24,000.00 representing two (2) years of the economic value of the Benefits (as defined by Section 5.3 (a) the EEA) at the amount currently in place (which the Parties agree to be $926.56 per month for health plus approximately $100 per month for Dental and Vision coverage). If there is a determination that the amounts to be paid pursuant to this Section 2.4 are taxable, such amounts will be grossed up (as described in Section 5.3 (c) of the EEA). Employee hereby waives any additional amounts related to the Benefits (including an allocation to account for inflation in the subsequent two-year period).

2.5 On or before October 9, 2020, Employee shall additionally be paid a one-time lump sum payment of $18,000.00 as the liquidated value of all unused PTO (as defined in Section 4.3 of the EEA).

3. **COBRA BENEFITS.** For consideration of benefit payments defined in Section 2 b. in this Agreement, Employee waives all rights, benefits and privileges available to Employee as provided under the Consolidated Omnibus Budget Reconciliation Act ("**COBRA**").

4. **COVENANTS OF NONDISCLOSURE AND CONFIDENTIALITY.**

4.1 Employee covenants not to use or impart to any other person, corporation, or entity any trade secrets or confidential information (collectively, the **Confidential**

Information") that he has acquired while an employee of the Company. Employee agrees and acknowledges that such matters include, but are not limited to, any and all individual names, collections of names, addresses, and telephone numbers of the Company's employees (whether previous or current), customers, prospective customers for services, contractors or prospective contractors of the Company, and shall include all mailing lists, demographic data, and analysis relating to any such individuals or groups of individuals, as well as any sales, marketing, financial data, or strategic planning information that relates to any business activities of the Company, its parent, subsidiaries, and planning information that relates to any business activities of the Company, its parent, subsidiaries, affiliates, directors, officers, managers and employees (the "**Related Parties**").

4.2 Employee further agrees that, in the event it appears that he will be compelled by law or judicial process to disclose any such confidential information to avoid potential liability, Employee will notify the Company in writing immediately upon receipt of a subpoena or other legal process.

5. <u>PROPERTY OF THE COMPANY.</u>

5.1 Employee hereby agrees to return, no later than the Termination Date, all files, records, or information of any sort with regard to such Confidential Information as well as any business of the Company or the Related Parties.

5.2 Employee further agrees to execute and deliver to the Company, on the Termination Date, a written certification that he has complied with <u>Section 5.1</u>.

5.3 The Company shall undertake all necessary efforts to cause Employee to be released from all liability on the Company's American Express Card programs and all Company obligations for which the Employee has executed a personal guaranty or similar instrument. The Company will also, upon full execution of this Agreement, undertake commercially reasonable efforts to replace Employee's name and contact information from all Company business records such as state tax reports, financial contact information and all related government required records, , including but not limited to, the records of the United States Securities Exchange Commission as well as similar agencies in Canada , Australia and New Zealand.

5.4 Employee further agrees to take all actions requested by the Company to remove Employee's name as an authorized signatory on any Company or Company Subsidiary bank account.

5.5 Employee shall be authorized to keep his Company laptop and peripheral equipment as part of the consideration for this Agreement.

6. <u>MUTUAL CONFIDENTIALITY OF AGREEMENT.</u>

6.1 Employee and Company agree that the terms of this Agreement shall be and remain confidential and shall not be disclosed to any party other than such Party's spouse, attorney, accountant, or tax preparer if such persons have agreed to keep such information confidential and

except as may be compelled by valid legal process.

6.2 Notwithstanding the foregoing, the Company shall have the unrestricted right to disclose the existence, nature, scope and content of this Agreement to any applicable regulatory authority including, but not limited to, the United States Securities Exchange Commission.

7. MUTUAL NON-DISPARAGEMENT.

7.1 Employee and the Company agree not to make or cause to be made any statements, observations or opinions, or communicate any information (whether oral or written) that disparages or is likely in any way to harm the reputation of each other, the Related Parties, or their shareholders, representatives, agents, associates, servants, employees, attorneys, officers, directors, managers, trustees, successors, and assigns.

7.2 The Company agrees to provide in response to inquiries from prospective employers only Employee's dates of employment with the Company, job titles while employed with the Company, and final salary (with written authorization) while employed with the Company.

8. NON-COMPETITION/NON-SOLICITATION OBLIGATIONS.

8.1 **Non-Competition Covenant/Scope.**

8.1.1 In partial consideration for the compensation paid by the Company to Employee under this Agreement, Employee shall not directly or indirectly engage in any action, activity or business venture which directly or indirectly competes with the Company or any of its subsidiaries, in any manner whatsoever, for the twelve (12) month time period commencing upon the Termination Date.

8.1.2 Employee further agrees to not enter into direct competition with the Company's major products, which is encompassed in the "DOSE" products.

8.1.3 Notwithstanding the foregoing, the following areas of commerce shall not be deemed to be subject to Sections 8.1.1 and 8.1.2: (i) CBD; (ii) THC; (iii) acai berry; and (iv) other products which are not nootropic related.

8.2 **Basis For Restriction.** Employee recognizes that the Company's need for a restrictive covenant is based on many factors, including, but not limited to, the following:

(a) Employee will, during the term of this Agreement, be personally entrusted with and exposed to the Confidential Information of the Company. Employee agrees to retain all such company information in a confidential manner so as not to harm the Company.

(b) The Company will suffer material loss if Employee were to violate the terms of this Agreement and thereafter enter, directly or indirectly, into competition with the Company.

8.3 **Time Restriction**. The covenants in this Section 8 shall be effective during the period in which this Agreement is in effect and for an additional period as set out in Section 8.1, above.

8.4 **Purpose**. Employee understands and agrees that the purpose of the foregoing covenants is to protect the legitimate business interests of the Company and is not to restrict Employee's mobility or to prevent him from utilizing general skills in this field, defined in Section 8.2 (b).

8.5 **Construction Of Covenants**.

8.5.1 It is understood and agreed that the scope of the covenants contained in this Section 8 are reasonable as to time, area, and scope and are necessary to protect the Company.

8.5.2 Nevertheless, it is further agreed that such covenant shall be regarded as divisible and shall be operative as to time, area, and scope, to the extent that it may be so operative, and if any part of it is declared invalid or unenforceable as to time, area or scope: (i) the validity and enforceability of the remainder shall not be affected and (ii) the Parties agree that a court of competent jurisdiction shall have the authority to reform such unenforceable terms and such reformed terms shall be accepted by the Parties without objection.

8.5.3 Nothing herein shall prohibit the Company from pursuing any other remedy available to it for such breach or threatened breach, including the recovery of damages and attorney's fees from Employee.

8.6 For purposes of this Section 8, the term "Company" shall mean the Company and all Related Parties.

9. NON-SOLICITATION OF EMPLOYEES, INDEPENDENT CONTRACTORS, DISTRIBUTORS, VENDORS, SUPPLIERS OR CUSTOMERS.

9.1 As an independent covenant, Employee shall not directly or indirectly induce or influence or attempt to induce or influence, whether on his own behalf or on behalf of any other party, any employee, independent distributor, vendor, supplier or customer of the Company to terminate such person's employment, distributor, vendor, supplier, or customer relationship with the Company for the purpose of competing with the Company or any of its subsidiaries.

9.2 This covenant shall be effective for twenty-four (24) months, commencing on the Termination Date.

9.3 For purposes of this Section 9, the term "Company" shall mean the Company and all Related Parties.

10. Remedies.

10.1 Employee acknowledges that the Company and the Related Parties are engaged in a highly competitive business and that the trade secrets and Confidential Information referred to in this Agreement are of great significance in the various markets in which it is active.

10.2 Employee further agrees that the restrictions contained in Sections 8 and 9 above are reasonable and necessary in order to protect the goodwill and legitimate business interests of the Company and the Related Parties and that any violation thereof would result in irreparable injury to the Company and the Related Parties.

10.3 Employee further acknowledges and agrees that, in the event of any violation thereof, the Company and the Related Parties shall be authorized and entitled to obtain from any court of competent jurisdiction temporary, preliminary and/or permanent injunctive relief as well as an equitable accounting of all profits and benefits arising out of such violation, which rights and remedies shall be cumulative and in addition to any other rights or remedies to which the Company and/or the Related Parties may be entitled. Additionally, in the event that Employee breaches any of the covenants of this Agreement, Employee agrees that the exercise of such right by the Company and/or the Related Parties shall not make this Agreement or any release contained thereunder void or voidable.

11. Release.

11.1 Release.

11.1.1 Except as specifically excluded below, Employee, on his behalf and of his heirs, successors, assigns and agents hereby fully releases, discharges and agrees to hold harmless the Companies, including all of their parents, subsidiaries, affiliated and related organizations and entities, as well as all of their officers, directors, managers, shareholders, trustees, owners, members, attorneys, agents, employees, representatives, consultants, servants, insurers, benefit plans, plan administrators and their fiduciaries, (individually, the "**Released Party**" and collectively, the "**Released Parties**"), of, from and against all debts, sums of money, fees, claims, charges, demands, actions, causes of action, notes, liabilities and obligations, of whatever nature, whether known or unknown, liquidated, unliquidated, contingent or otherwise, and whether in contract (express or implied), in tort, by statute or otherwise, which Employee ever had or now has (or hereafter may have) with respect to anything done or omitted to be done up to the date of this Agreement and which are or may be based upon any fact, condition, or incident occurring prior to the date of this Agreement, as well as claims which may arise after the date of this Agreement that are based or rely upon facts, conditions or incidents occurring before the date of this Agreement including any fact or circumstance related to Employee's employment by, separation of employment from, or relationship with any of the Companies (collectively the "**Released Claims**").

11.1.2 Except as specifically excluded below, the Released Claims include but are not limited to: (i) all claims arising out of or related to Employee's employment with any Released Party, and termination of that employment; (ii) claims for compensation or benefits of any kind or

amount other than the compensation and benefits set forth in this Agreement, (iii) claims relating to any Released Party employment practices or policies; (iv) all claims in tort or in contract arising out of any transaction or interaction between Employee and any Released Party; (v) claims under any express or implied contract; (vi) all other claims arising under any other local, state or federal statutes, regulations or common law, including but not limited to, claims under Title VII of the Civil Rights Act of 1964, as amended; claims under 42 U.S.C. §§ 1981 and 1985 as amended; claims under the Americans with Disabilities Act, as amended; claims under the Federal Age Discrimination in Employment Act of 1967, including the amendments provided by the Older Workers Benefits Protection Act, as amended; claims under Employee Retirement Income Security, as amended; claims under the Family and Medical Leave Act; wrongful and/or retaliatory termination and/or discharge of employment claims; contract or promissory estoppel claims; intentional infliction of emotional distress claims; assault and battery claims; negligence claims; tort claims including negligence claims; personal injury claims; third-party claims; slander, libel and/or defamation claims; and/or *qui tam* claims law and any claims for damages or equitable relief including, but not limited to, lost wages, physical injuries, mental anguish, loss of consortium, unpaid compensation, loss of earning capacity, and medical expenses.

11.2 Exclusions.

11.2.1 Nothing in this Agreement is intended to waive claims: (i) for unemployment or workers' compensation benefits; (ii) for vested rights under ERISA-covered employee benefit plans as applicable on the date Employee signs this Agreement; (iii) that may arise after Employee signs this Agreement; (iv) that are based upon any actual fraud committed by the Companies or any person(s) or entities acting on its behalf (other than fraud committed by Employee) which, if known to Employee prior to the date Employee signs this Agreement would have affected Employee's decision to enter into this Agreement; or (v) which cannot be released by private agreement.

11.2.2 Notwithstanding the foregoing, nothing in this Agreement shall:

(i) Interfere with Employee's right to file a charge or complaint with or participate in an investigation or proceeding (including providing documents or other information) conducted by the EEOC, NLRB, SEC, or any other any federal, state or local agency charged with the enforcement of any laws, or exercise rights under Section 7 of the NLRA to engage in joint activity with other employees, although by signing this release Employee is waiving rights to individual relief based on claims asserted in such a charge or complaint, or asserted by any third-party on Employee's behalf, except for any right Employee may have to receive a payment from a government agency (and not any of the Companies) for information provided to the government agency; and/or

(ii) Interfere with Employee's right to challenge the validity, enforceability, or knowing and voluntary nature, of this release under the Age Discrimination in Employment Act of 1967 ("**ADEA**"), subject, however, to the provisions of Section 12 below.

11.3 Release Of Unknown Claims. Except as specifically excluded above, Employee understands that he is releasing claims that he may not know about at this time, and that

is his intent.

11.4 No Pending Proceedings. Except as otherwise provided in this Section 11 above, Employee represents that no Released Claims are pending in any court, administrative agency, commission or other forum relating directly or indirectly to his employment by any of the Companies.

11.5 Attorneys Fees And Costs. If Employee brings any claim contrary to the above releases and waivers of claims provided above (except for any action specifically excluded from the Released Claims and/or brought pursuant to this Section 11), then any party, including any Released Party(ies), who are a defendant to that action shall be entitled to reimbursement from Employee for costs and attorneys' fees incurred in defense of that claim.

11.6 Exception. This Agreement does not discharge the Parties from obligations they have under this Agreement.

12. PROVISIONS RELATING TO ADEA RELEASE AND RELEASE GENERALLY. The foregoing release of claims also releases any claims that Employee may have against any Released Party under the Age Discrimination in Employment Act of 1967. Employee represents that he understands and agrees that:

a. The claims released in Section 11 above include claims Employee has or may have arising out of or related to the ADEA;

b. Those claims waived, released and discharged in Section 11 above do not include any claims that may arise after the date of this Agreement;

c. The accelerated Severance Benefits payments provided pursuant to Section 2 represent rights and benefits which are not established by the EEA and thus constitute consideration that Employee was not entitled to receive before signing this Agreement;

d. Employee has at least twenty-one (21) days within which to consider this Agreement, which period the Parties agree commenced on the Effective Date. Employee affirmatively declares that he has elected not to revoke this Agreement;

e. Employee is advised to consult with an attorney regarding, and before signing, this Agreement;

f. No changes to this Agreement, whether material or immaterial, restart the twenty-one (21) day period referenced in subsection d. above; and

g. Employee may revoke this Agreement at any time within seven (7) days after the day he signs it, by providing notice of such to Cathy McCain, General Counsel of the Company, 1700 Coit Road, Suite 100, Plano, Texas 75075, and this document will not become effective or enforceable and no payments under this Agreement will be payable until the eighth (8th) day after the date of this Agreement. This Agreement will automatically become effective and enforceable unless revoked within that seven (7) day period. In order to be effective, the

revocation must: (a) be in writing; (b) delivered to Cathy McCain by hand delivery or mail within the required seven (7) day period; and (c) if delivered by mail, the revocation must be postmarked within the required seven (7) day period, and properly addressed to Cathy McCain, as set forth above, and sent by certified mail return receipt requested. If this Agreement is revoked, Employee will not receive the payments and benefits described in Section 2.

13. SPECIAL INDEMNITY OBLIGATIONS OF THE COMPANY. The Company hereby agrees to indemnify, defend and hold harmless Employee against any liability, loss, claim, damage or any other expense (including professional fees for attorneys, paralegals, accountants and/or consultants regarding: (i) any sales tax liability of the Company and/or (ii) in connection with a lawsuit filed against the Company by a third party in which Employee is named a party or witness (provided that Employee has not acted in a manner which violates a state or federal law).

14. CONSULTATION WITH ATTORNEY. Employee acknowledges that the Company, by this paragraph, has advised him to consult with an attorney prior to executing this Severance Agreement.

15. RESIGNATION. Upon execution of this Agreement, Employee shall execute and deliver to the Company, the resignation letter attached hereto on **Schedule 1**.

16. TRANSITION SERVICES.

16.1 Commencing on October 1, 2020 and continuing until midnight December 31, 2020 (the "**Transition Period**"), Employee further agrees to make himself available to answer any work-related questions the Company might ask during normal business hours. Employee also agrees to make himself available to answer work-related questions from the Company CEO or new CFO in the foreseeable future.

16.2 Employee acknowledges and agrees that he will not perform services for any third party during the Transition Period that has not been pre-approved in writing by the Company.

17. STOCK REDEMPTION. The Company agrees to undertake commercially reasonable efforts to facilitate the sale of the shares of the Company stock owned by Employee.

18. MISCELLANEOUS TERMS.

18.1 Further Acts. Employee agrees to perform any and all such further and additional acts and execute and deliver any and all such further and additional instruments and documents as may reasonably be necessary in order to carry out the provisions and effectuate the intent of this Agreement.

18.2 Benefit. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their successors, assigns, legal representatives, heirs and legatees.

18.3 Modifications. This Agreement may be altered or amended in whole or in

part only by written instrument signed by all of the Parties hereto setting forth such changes.

18.4 Entire Agreement. The Agreement supersedes any and all other agreements, either oral or in writing, among the Parties hereto with respect to the subject matter hereof and contains the entire agreement among the Parties with respect to the subject matter hereof. No waiver of any terms of this Agreement shall be valid unless signed by the Party against whom such waiver is asserted.

18.5 Severability. Should any one or more of the provisions hereof be determined to be illegal or unenforceable, all of the other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

18.6 Governing Law and Venue. This Agreement shall be governed by and construed under and in accordance with the laws of the State of Texas except to the extent such law is preempted by the laws of the United States of America. The terms of this Agreement shall be specifically performable in Collin County, Texas.

18.7 Headings. All headings set forth in this Agreement are intended for convenience only and shall not control or effect the meaning, construction or effect of this Agreement or any of the provisions hereof.

18.8 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all Parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one agreement, but in making proof hereof, it shall only be necessary to produce one such counterpart.

18.9 Survival. All provisions of this Agreement shall survive the consummation of the transactions described herein and shall remain in full force and effect.

18.10 Compromise. This Agreement shall not be construed or interpreted as an admission of underlying liability on the part of the Company.

THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK.
SIGNATURE PAGES ARE SET OUT BELOW

IN WITNESS WHEREOF, the Parties hereby execute this Agreement, to be deemed effective as of the Effective Date.

COMPANY:

SHARING SERVICES GLOBAL CORPORATION,
a Nevada corporation

By: [signature]
Printed Name: JOH- "JT" THATCH.
Title: CEO

EMPLOYEE:

By: [signature]
Printed Name: Frank Alan Walters

SCHEDULE 1

Resignation Letter

Date: ________________, 2020

Sharing Services Global Corporation
1700 Coit Road
Suite 100
Plano, Texas 75075
Attention: Board of Directors

RE: *Resignation Letter*

Board Members:

The purpose of this letter is to notify you of my resignation from the position that I hold as: (i) Chief Financial and Accounting Officer of Sharing Services Global Corporation (the "Company") and (ii) Secretary of the Board of Directors of the Company.

I further hereby resign from any and all other positions that I may hold in any subsidiary or subsidiary affiliate of the Company.

Notwithstanding this decision, I want to assure the Board of my continued commitment to the success of the Company and as a courtesy intend to represent the positive circumstances under which I tender my resignation as well as offer my leadership, experience, vision on an ongoing basis in honor of that commitment.

This letter is to be deemed effective as of _________, 2020.

Sincerely Yours,

____
Frank "Al" Walters

cc: Cathy McCain, General Counsel